

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 24, 2015

<u>Via E-mail</u>
Mr. Brian Wuebbels
Executive Vice President and Chief Financial Officer
SunEdison, Inc.
13736 Riverport Dive
Maryland Heights, Missouri 63043

      RE: **SunEdison, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 2, 2015
               File No. 001-13828

Dear Mr. Wuebbels:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014, Exhibit 13</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 48</u>

1.   We note that if you retain continuing involvement in the solar energy system and do not transfer substantially all of the risks and rewards of ownership to the buyer, you recognize gross profit under a method determined by the nature and extent of your

continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, you may provide your customers guarantees of system performance or uptime for a limited period of time and your exposure to loss is contractually limited based on the terms of the applicable agreement. Please tell us the following:

- Describe in detail the nature of your continuing involvement.
- Explain how long the "limited period of time" typically represents and quantify your "exposure to loss."
- Tell us the specific methods you utilize to recognize gross profit under the continuing involvement guidance from FASB ASC 360-20-40-37.
- Please quantify the amount of revenue recognized under the deposit versus the financing method in accordance with FASB ASC 360-20.
- Tell us why you no longer defer revenue for profit deferral for performance guarantees on systems sold subsequent to 2013 subject to real estate accounting.

2. We see that your operations and maintenance revenues are recognized as services are performed. We also see your disclosures that you generally perform all corrective and preventive maintenance as well as maintaining your customers' assets in good working order and perform extraordinary maintenance work. Additionally, we note that you provide performance guarantees for the systems. Further, we note your disclosure that these arrangements could subject you to substantial expenses in the event your solar energy systems do not meet any warranty or other performance guarantee claims. Please help us better understand your accounting for these arrangements by responding to the following:

- In light of the long-term nature of the arrangements, tell us why you believe you have a reasonable ability to estimate the future costs of performing under the operating and maintenance arrangements described in your filing. Also, tell us how you assess the arrangements for potential losses.
- For operations and maintenance arrangements entered into in conjunction with project sales, please describe to us the applicability of multiple element accounting.
- For project sales accounted for as real estate arrangements, tell us how your accounting considers the guidance applicable to continuing involvement in a real estate project. Refer to FASB ASC 360-20-40-37.

Note 16. Commitments and Contingencies

Indemnification, page 90

3. We note that "due to the absence of historical material warranty claims and expected future claims, we have not recorded a material warranty accrual related to solar energy systems as of December 31, 2014." Please explain to us in detail why you are not

accruing for solar energy systems warranties in accordance with FASB ASC 460-10-25. Include in your response a discussion of your reliance on other manufacturers' warranties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant